

Mail Stop 3720

April 12, 2007

Mr. Rick Fresia
Chief Financial Officer
ACT Teleconferencing, Inc.
1526 Cole Boulevard, Suite 300
Golden, CO 80401

> **Re: ACT Teleconferencing, Inc.**
> **Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007 and April 2, 2007**
> **File No. 0-27560**

Dear Mr. Fresia:

We have reviewed your supplemental response letters dated March 30, and April 2, 2007 as well as your filings and have the following comments. As noted in our comment letter dated November 3, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2006

Evaluation of Disclosure Controls and Procedures, page 27

1.   We note your statement that your "chief executive officer and chief financial officer concluded that our disclosure controls and procedures are adequate." Please revise to state clearly, if true, that your certifying officers concluded that your disclosure controls and procedures are effective. See Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. In particular, see Section II.F.4.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Note 1. Stock Based Compensation, page F-12

2.   Please tell us why the assumptions for 2004 are "N/A."

Note 5. Preferred Stock and Shareholders' Equity, page F-19

3.   Please refer to prior comment 2. You disclose in the last sentence of the first paragraph that you evaluate the value of the warrants annually. Please revise to disclose that you evaluate the fair value of these warrants each reporting period.

4.   Please refer to prior comment 4. Disclose in the last paragraph that the warrants to purchase redeemable preferred stock are considered a liability and your basis for not recognizing the liability. Also, disclose that you evaluate the fair value of these warrants each reporting period.

5.   We note that you utilized accredited valuation specialists to assist in the determination of the fair value of your warrants. While you are not required to make reference to these valuation specialists, when you do you should also disclose the name of the expert. If you decide to delete your reference to the valuation specialists, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Note 6. Stock Option Plan, page F-21

6.   Please refer to the last sentence of the second paragraph. Revise to eliminate the unearned compensation "shown as a reduction of shareholders' equity in the consolidated balance sheet" under SFAS 123(R). Also, please provide the disclosures under paragraph A240(h) of SFAS 123(R).

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director